UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ESPORTS ENTERTAINMENT GROUP, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

29667k306

(CUSIP Number)

December 21, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29667k306

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ayrton Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,065,000*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,065,000*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,065,000*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.06%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 29667k306

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,065,000*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,065,000*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,065,000*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.06%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29667k306

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Waqas Khatri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,065,000*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,065,000*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,065,000*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.06%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	(a).	Name of Issuer:

ESPORTS ENTERTAINMENT GROUP, INC.

	(b).	Address of issuer’s principal executive offices:

Block 6, Triq Paceville, St. Julians STJ 3109 Malta

Item 2.	(a).	Name of person filing:

Ayrton Capital LLC
Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B Waqas Khatri

Address or principal business office or, if none, residence:

	(b).	Ayrton Capital, LLC
55 Post Rd West, 2nd Floor
Westport, CT 06880

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B
Suite #7, Grand Pavilion Commercial Centre
802 West Bay Road
Grand Cayman
P.O. Box 10250
Cayman Islands

Waqas Khatri
55 Post Rd West, 2nd Floor
Westport, CT 06880

	(c).	Citizenship:

Ayrton Capital LLC – Delaware Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B – Cayman Islands
Waqas Khatri – United States

	(d).	Title of class of securities:

Common Stock, $.001 par value

	(e).	CUSIP No.:

29667k306

Item 3.	If This Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Ayrton Capital LLC – 7,065,000*(1)

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B – 7,065,000*(1)

Waqas Khatri – 7,065,000*(1)

(b)	Percent of class:

Ayrton Capital LLC – 9.06%(2)

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B – 9.06%(2)

Waqas Khatri – 9.06%(2)

(c)	Number of shares as to which Ayrton Capital LLC has:

(i)	Sole power to vote or to direct the vote		7,065,000*(1)	,

(ii)	Shared power to vote or to direct the vote		0	,

(iii)	Sole power to dispose or to direct the disposition of		7,065,000*(1)	,

(iv)	Shared power to dispose or to direct the disposition of		0	.

Number of shares as to which Alto Opportunity Master Fund SPC – Segregated Master Portfolio B has:		,

(i)	Sole power to vote or to direct the vote		7,065,000*(1)	,

(ii)	Shared power to vote or to direct the vote		0	,

(iii)	Sole power to dispose or to direct the disposition of		7,065,000*(1)	,

(iv)	Shared power to dispose or to direct the disposition of		0	.

Number of shares as to which Waqas Khatri LLC has:

(i)	Sole power to vote or to direct the vote	7,065,000*(1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	7,065,000*(1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

*Shares reported herein represent Common Stock held by Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B (the “Fund”), a Cayman Islands exempted company. The Fund is a private investment vehicle for which Ayrton Capital LLC (the “Investment Manager”) serves as the investment manager. Waqas Khatri serves as the managing member of the Investment Manager (all of the foregoing, collectively, the “Reporting Persons”).

(1) Represents 7,065,000 shares of Common Stock held by the Reporting Persons.

(2) Based on 77,987,944 shares of Common Stock of the Issuer that were issued and outstanding immediately after the December 21, 2022 offering. The amount of shares issued and outstanding was based upon a statement in the Issuer’s Prospectus, filed on December 21, 2022.

By virtue of these relationships, the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares for purposes of Section 13 of the Exchange Act 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d- 1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022	Ayrton Capital LLC

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member of Ayrton Capital LLC

Waqas Khatri

	By:	/s/ Waqas Khatri

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see § 18 U.S.C. 1001).